Ventures C&A LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
SCCU-Savings7732	6.81
Space Coast Credit Union-7567	153.58
Total Checking/Savings	160.39
Total Current Assets	160.39
Fixed Assets	
Sewing Machine	577.00
Total Fixed Assets	577.00
Other Assets	
Inventory	
Umbrellas	18,728.20
Total Inventory	18,728.20
Materials	1,026.45
Total Other Assets	19,754.65
TOTAL ASSETS	**20,492.04**
LIABILITIES & EQUITY	
Equity	
Capital Stock	33,300.98
Opening Balance Equity	211.85
Net Income	-13,020.79
Total Equity	20,492.04
TOTAL LIABILITIES & EQUITY	**20,492.04**

Ventures C&A LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Other Income	29.80
Other Income - School Bus	1,150.00
Sales	577.24
Total Income	1,757.04
Cost of Goods Sold	
Purchases - Resale Items	113.04
Total COGS	113.04
Gross Profit	1,644.00
Expense	
Advertising and Promotion	2,045.71
Automobile Expense	107.37
Bank Service Charges	225.74
Computer and Internet Expenses	74.90
Dues and Subscriptions	135.00
Licences	143.75
Meals and Entertainment	65.85
Membership Fees	5.00
Office Supplies	60.95
Parking and Toll Expense	43.33
Postage and Delivery	296.77
Professional Fees	
Contractor-Niurka	2,500.00
Professional Fees - Other	741.05
Total Professional Fees	3,241.05
Software Expense	1,631.58
Startup Costs	4,995.58
Telephone Expense	1,337.19
Travel Expense	255.05
Total Expense	14,664.82
Net Ordinary Income	-13,020.82
Other Income/Expense	
Other Income	
Interest Income	0.03
Total Other Income	0.03
Net Other Income	0.03
Net Income	**-13,020.79**

Ventures C&A LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-13,020.79
Net cash provided by Operating Activities	-13,020.79
INVESTING ACTIVITIES	
Sewing Machine	-577.00
Inventory:Umbrellas	-18,728.20
Materials	-1,026.45
Net cash provided by Investing Activities	-20,331.65
FINANCING ACTIVITIES	
Capital Stock	33,300.98
Net cash provided by Financing Activities	33,300.98
Net cash increase for period	-51.46
Cash at beginning of period	211.85
Cash at end of period	**160.39**